Consolidated Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)

For the year ended December 31, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of VERIS GOLD CORP. (formerly Yukon-Nevada Gold Corp) (the Company) have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or reappointing the external auditors.

These consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

“Shaun Heinrichs”	“Randall Reichert”

Shaun Heinrichs	Randall Reichert
Co-Chief Executive Officer	Co-Chief Executive Officer
Chief Financial Officer	Chief Operating Officer

March 25, 2013

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Veris Gold Corp.

We have audited the accompanying consolidated financial statements of Veris Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Veris Gold Corp. and subsidiaries for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and their financial position as at December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred net losses over the past several years and has a working capital deficit in the amount of $34.3 million and has an accumulated deficit of $379 million as at December 31, 2012. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 25, 2013

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Veris Gold Corp.

We have audited the internal control over financial reporting of Veris Gold Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 25, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 25, 2013

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Consolidated Statements of Financial Position
(In thousands of US dollars)

		December 31,	December 31,
ASSETS	Note	2012	2011
Current assets:
Cash and cash equivalents		$9,295	$2,261
Restricted funds	9	$8,000	$-
Accounts receivable and other		10,201	8,542
Inventories	8	21,725	14,476
		49,221	25,279
Restricted funds	9	51,307	65,810
Mineral property, plant and equipment	10	243,602	231,040
Deferred transaction costs	15,16	3,666	4,781
Other assets		663	736
Total Assets		$348,459	$327,646

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$37,373	$40,534
Deferred revenue	15	38,671	21,614
Forward contracts	12	7,006	15,003
Embedded derivative liability	16	467	-
Warrants	13	12	850
		83,529	78,001
Warrants	13	8,700	1,785
Convertible debenture	16	3,769	-
Forward contracts	12	21,480	-
Deferred revenue	15	64,686	95,625
Deferred tax liabilities	19	9,647	17,537
Decommisioning and rehabilitation provisions	17	54,629	47,548
Finance lease	18	3,358	-
		249,798	240,496
EQUITY
Share capital	20	438,313	413,357
Share based payments reserve	20	36,663	33,652
Accumulated other comprehensive income (loss)		2,642	(917)
Deficit		(378,957)	(358,942)
		98,661	87,150
Total Liabilities and Equity		$348,459	$327,646
Nature of operations and going concern – Note 1

Commitments and contingencies – Note 25

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board on March 25, 2013:

“Randall Reichert”	Director	“Shaun Heinrichs”	Director

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands of US dollars, except for share and per share amounts)

	Note	2012	2011	2010
Revenue		$160,561	$105,116	$71,370
Cost of sales		134,350	130,975	82,943
Gross margin (loss)		26,211	(25,859)	(11,573)
Depreciation, depletion, and amortization		12,033	6,676	5,428
Income (loss) from mine operations		14,178	(32,535)	(17,001)
Impairment of mineral properties and equipment		31,763	-	745
Exploration costs		88	781	963
General and administrative expenses		8,399	8,158	6,447
Loss from operations		(26,072)	(41,474)	(25,156)
Other (loss) income:
Loss from joint venture		-	(370)	(188)
Finance and transactions costs	6	(10,100)	(11,608)	(51,524)
Interest and other income (expense)	7	10,032	77,873	(114,953)
Foreign exchange (loss) gain		(1,789)	1,769	(197)
		(1,857)	67,664	(166,862)
(Loss) income before income taxes		(27,929)	26,190	(192,018)
Income tax recovery (expense)
Current		24	676	1,555
Deferred	19	7,890	(484)	75
Net (Loss) Income for the year		(20,015)	26,382	(190,388)

Other Comprehensive (Loss) Income:
Foreign currency translation adjustments		3,559	(3,086)	2,169
Total Comprehensive (Loss) Income for the year		$(16,456)	$23,296	$(188,219)

Income (loss) per share – basic		(0.21)	0.31	(2.95)
Income (loss) per share – diluted		(0.21)	0.30	(2.95)

Weighted average number of shares outstanding
Basic		97,371,112	84,564,832	64,495,498
Diluted		97,371,112	88,849,374	64,495,498

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Consolidated Statements of Changes in Shareholders’ Equity
(In thousands of US dollars and thousands of common shares)

		Share Capital, Note 20
				Share	Accumulated
				based	other
				payments	comprehensive
	Note	Number	Amount	reserve	income (loss)	Deficit	Total
Balance at January 1, 2010		59,085	254,453	$25,930	$-	$(194,936)	85,447
Flow through share issue		3,456	8,071	-	-	-	8,071
Issued on private placement		2,273	4,807	-	-	-	4,807
Share issue costs		-	(739)	-	-	-	(739)
Exercise of warrants		3,063	12,277	-	-	-	12,277
Exercise of options		240	776	(286)	-	-	490
Shares issued for services		450	1,207	-	-	-	1,207
Forfeiture of unvested options			-	(83)	-	-	(83)
Share based payment expense			-	4,922	-	-	4,922
Net loss for the year			-	-	-	(190,388)	(190,388)
Foreign currency translation			-	-	2,169	-	2,169
Other		200	1,003	-	-	-	1,003
Balance at January 1, 2011		68,767	281,855	$30,483	$2,169	$(385,324)	$(70,817)
Flow through share issue	20 (c)(ii)	833	6,677	-	-	-	6,677
Issued on private placement	20 (c)(i)	3,349	8,118	-	-	-	8,118
Exercise of warrants		20,090	116,603	-	-	-	116,603
Exercise of options	20 (d)	19	62	(26)	-	-	36
Shares issued for services		6	42	-	-	-	42
Share based payment expense	20 (d)	-	-	3,195	-	-	3,195
Net income for the year		-	-	-	-	26,382	26,382
Foreign currency translation		-	-	-	(3,086)	-	(3,086)
Balance at December 31, 2011		93,064	$413,357	$33,652	$(917)	$(358,942)	$87,150

Balance at January 1, 2012		93,064	413,357	33,652	(917)	(358,942)	87,150
Private placement	20 (c)	6,193	10,163	-	-	-	10,163
Public offering		7,503	12,280	252	-	-	12,532
Issued with convertible debenture 20(c)		782	2,201	-	-	-	2,201
Exercise of warrants	13	76	246	-	-	-	246
Exercise of options	20 (d)	23	66	(32)	-	-	34
Share based payment expense	20 (d)	-	-	2,791	-	-	2,791
Net loss for the year		-	-	-	-	(20,015)	(20,015)
Foreign currency translation		-	-	-	3,559	-	3,559
Balance at December 31, 2012		107,641	438,313	36,663	2,642	(378,957)	98,661

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Consolidated Statements of Cash Flows
(In thousands of US dollars)
For the year ended December 31, 2012 and 2011

	Note	2012	2011	2010
Operating activities
Net (loss) income for the year		$(20,015)	$26,382	$(190,388)
Items not affecting cash:
Depreciation, depletion, and amortization		12,033	6,676	5,428
Recognition of deferred revenue		(23,958)	(2,761)	-
Net finance cost/income		(5,485)	(71,159)	163,135
Impairment of mineral properties and equipment		31,763	-	745
Gain on disposal of assets		-	(8)	-
Share based payments		2,791	3,195	4,846
Deferred tax recovery		(7,914)	(192)	(1,630)
Loss from joint venture		-	371	189
Unrealized foreign exchange loss (gain)		2,541	(1,807)	201
Change in non cash working capital	21	(14,020)	(13,015)	(1,515)
Cash used in operating activities before the undernoted		(22,264)	(52,318)	(18,989)
Deferred revenue proceeds net of transaction costs		9,076	114,000	-
Interest paid		-	(97)	-
		(13,188)	61,585	(18,989)

Investing activities
Property, plant and equipment expenditures		(23,425)	(50,347)	(5,204)
Proceeds from sales of property, plant and equipment		-	18	-
Restricted funds		6,597	(33,709)	(2,812)
Mineral property expenditures		(12,648)	(16,565)	(8,276)
Cash distribution from joint venture		-	2,134	-
Purchase of derivative financial asset		-	(15)	-
		(29,476)	(98,484)	(16,292)

Financing activities
Notes payable and finance leases		-	-	(32)
Proceeds from derivatives arising on gold forward contracts		14,824	5,000	7,006
Settlement of gold forward contract		-	(5,366)	(9,560)
Flow through shares issued for cash		-	7,184	-
Proceeds from units issued on private placement, net of transaction costs		8,748	14,738	14,055
Proceeds from units issued on public offering, net of transaction costs		14,429	-	-
Share issue costs		-	-	(611)
Proceeds from issuance of long-term debt		-	-	24,800
Proceeds from issuance of convertible debentures, net of transactions costs		11,540	-	-
Repayment of long term debt		-	(41,638)	(4,034)
Common shares issued upon exercise of shareholder warrants		95	59,237	3,071
Common shares issued upon exercise of stock options		34	36	490
		49,670	39,191	35,185
Effect of exchange rate changes on cash		28	(31)	-
Increase (decrease) in cash and cash equivalents		7,034	2,261	(96)
Cash and cash equivalents, beginning of year		2,261	-	96
Cash and cash equivalents, end of year		$9,295	$2,261	$-

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern:

Veris Gold Corp (formerly Yukon-Nevada Gold Corp.) (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The consolidated financial statements of the Company as at December 31, 2012, and 2011, and for the years ended December 31, 2012, 2011 and 2010, comprise the Company and its wholly owned subsidiaries (note 3a).

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $26.1 million for the year ended December 31, 2012 (2011 – loss of $41.5 million), and a $13.2 million outflow of cash from operations for the same period (2011 – inflow of $61.6 million). At December 31, 2012 the Company had a working capital deficiency of $34.3 million (December 31, 2011 – $52.7 million) and an accumulated deficit of $379.0 million (December 31, 2011 – $358.9 million).

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of Preparation:

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

3.	Significant accounting policies:

	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Subsidiaries are entities over which the Company has control; control being defined as the power to govern financial and operating policies. The existence and effect of potential voting rights that are currently exercisable are also considered when assessing control over an entity. Subsidiaries are fully consolidated from the date at which control is transferred to the Company until the date at which control ceases. All intercompany transactions and balances have been eliminated upon consolidation. The subsidiaries, joint venture and percentage of ownership at December 31, 2012 are as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
YGC Resources Arizona Inc.	Arizona	100%
Queenstake Resources Ltd.	British Columbia	100%
Queenstake Resources U.S.A. Inc.	Delaware	100%
Castle Exploration Inc.	Colorado	100%

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Derivative financial assets

When the Company enters into forward metal sale option contracts (“Puts”) it is for the purposes of reducing exposure to the fluctuation of future metal prices. These Puts are derivative financial instruments that are initially recorded at fair value on the date they are entered into, and are subsequently re-measured at fair value at each financial reporting date. Any gains or losses that results from subsequent fair value measurement is recognized in the statement of operations.

(d)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(e)	Property, plant and equipment:

Property, plant and equipment is recorded at cost less accumulated depreciation less impairment. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties.

Depreciation rates are as follows:
Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Vehicles	3 - 7 years
Leases and leasehold improvements	over the shorter of lease term and
expected useful life of asset

(f)	Mineral properties:

Exploration and evaluation expenditures

Exploration and evaluation expenditure relates to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures, net of any option payments or income tax credits received, are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production (“UOP”) basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially and technically viable, as a result of establishing proven and probable reserves, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. These capitalized expenditures are amortized on a UOP basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Underground mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a UOP basis over the estimated useful life of the property.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(g)	Impairment of long lived assets:

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior for the year. A reversal of an impairment is recognized as income immediately.

(h)	Decommissioning and rehabilitation provisions:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates using a pre- tax value rate that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(i)	Share based payments:

The Company has established a share based payment plan as described in note 20. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed or capitalized to mineral properties as share based payment and is credited to the share based payments reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payments reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(j)	Revenue recognition:

Revenue is measured at the fair value of the consideration received. A sale is recognized when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(k)	Income taxes:

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses, unused tax credits, and the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

(l)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value of those shares is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(m)	Warrants:

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the consolidated statement of financial position as derivative instruments (Note 13).

(n)	Earnings per share:

Basic earnings per share is computed by dividing the amount of income / (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / (loss) per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to shareholders and income charges are added back to net earnings used for basic earnings per share and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

(o)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss (“FVTPL”), available- for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income until realized, or until a loss in value is determined to be significant or prolonged. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities FVTPL are recognized immediately in profit or loss.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(p)	Foreign currency translation:

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the consolidated statement of operations.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in other comprehensive income (loss). Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in other comprehensive income (loss).

4.	Critical accounting judgments and estimates:

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

•	Recognition of deferred tax on mineral rights
•	Capitalization and impairment of exploration, evaluation and development expenditures
•	Determination of functional currencies
•	Determination that the sale of future gold deliveries to Deutsche Bank represents deferred revenue
•	Applicability of the going concern assumption
•	Determination of commencement of commercial production

Critical accounting estimates include:

•	Determination of ore reserves
•	Impairment of property, plant and equipment
•	Decommissioning and rehabilitation provisions
•	Contingent liabilities
•	Valuation of share based compensation, warrants, and derivative liabilities
•	Income taxes
•	Useful lives of assets
•	Asset depreciation rates

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

5.	Changes in accounting standards:

Accounting standards adopted January 1, 2012:

	i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. This amendment did not have an impact on the Company’s consolidated financial statements.

	ii)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment was effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. This amendment did not have an impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a significant impact on its consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a significant impact on its consolidated financial statements.

viii)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Accounting standards effective January 1, 2014:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective.

Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

6.	Finance and transactions costs

Finance and transactions costs are comprised of:

	Note	2012	2011	2010
Inducement warrants expense		$-	$-	$43,631
Interest on long term borrowings	14	-	5,784	3,681
Interest on convertible debenture	16	763	-	-
Accretion of decommissioning and rehabilitation provisions	17	1,225	1,704	1,794
Environmental rehabilitation expense		4,128	2,165	-
Transaction costs and finance fees	20/ (c)/(ix)	3,284	1,604	-
Other interest and transaction costs		700	351	2,418
		$10,100	$11,608	$51,524

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

7.	Interest and other income (expense)

Interest and other income (expense) is comprised of:

	Note	2012	2011	2010
Gain on warrants and derivatives	(i)/(iv)/(v)/(vi)	$17,278	$97,203	$(100,412)
Loss on derivatives	(ii)/(iii)	(7,920)	(19,524)	(7,163)
Provisions for and settlement of lawsuits		-	-	(4,612)
Cash settlement of deferred revenue		-	-	(3,071)
Interest income		46	57	54
Other income		628	137	251
		$10,032	$77,873	$(114,953)

(i)

The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (note 13). For the year ended December 31, 2012 a gain of $17.3 million was recognized (2011 – $97.2 million gain).

(ii)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds were allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price (note 14). This debt was settled on August 12, 2011 (note 14). The revaluation of this embedded derivative resulted in a loss of $11.9 million for the year ended December 31, 2011.

(iii)	Three gold forward contracts entered into in November 2010, January 2011, and January 2012 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at December 31, 2012 was $21.5 million (2011 - $15 million) resulting in a loss of $1.1 million (2011 - $6.1 million loss) and financing charge of $5.4 million (2011 - $nil) for the year ended December 31, 2012 (note 12). The financing charge resulted from an extension of the November 2010 forward contract delivery to January 31, 2014.

The January 2011 forward contract was settled in June 2011, resulting in a net loss $1.4 million for the year ended December 31, 2011, respectively (note 12).

The fair value of the January 2012 forward contract as at December 31, 2012 was $7.0 million resulting in a loss of $1.4 million and interest expense of $0.9 million being recognized in the year ended December 31, 2012.

(iv)

The share conversion option within the $6.0 million ($1.0 million was converted to shares on October 24, 2012) convertible debenture issued on June 15, 2012 (note 16) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On June 15, 2012 and December 31, 2012 the fair value of the embedded derivative was $0.1 million and $0.3 million, respectively, with the difference arising on revaluation recorded in other income or loss for the year ended December 31, 2012.

(v)

The share conversion option within the $4.0 million convertible debenture issued on July 19, 2012 (note 16) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On July 19, 2012 and December 31, 2012 the fair value of the embedded derivative was $0.1 million and $0.1 million, respectively, with the difference arising on revaluation recorded in other income or loss for the year ended December 31, 2012.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(vi)

The share conversion option within the $2.0 million convertible debenture issued on October 11, 2012 (note 16) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On October 11, 2012 and December 31, 2012 the fair value of the embedded derivative was $0.1 million and $nil, respectively, with the difference arising on revaluation recorded in other income or loss for the year ended December 31, 2012.

8.	Inventories

	December 31,	December 31,
	2012	2011
Finished goods	$2,511	$897
Stockpiled ore	1,167	2,542
Purchased ore	434	435
Work in progress	11,642	7,179
Materials and supplies	5,971	3,423
	$21,725	$14,476

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. The costs of inventories recognized as an expense are equivalent to cost of sales for the years ended December 31, 2012 and December 31, 2011. As at December 31, 2012, there is a net realizable value provision recorded against inventory of $0.6 million (December 31, 2011 - $0.5 million).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

9.	Restricted funds

		December 31,	December 31,
	Note	2012	2011
Chartis commutation account	(a)	$25,778	$25,730
Chartis money market account	(a)	19,810	19,791
Gold forward sale performance reserve	(e)	10,000	10,000
Cash restricted to class action settlement	(c)	-	1,761
Cash restricted for future exploration in Canada	(b)	-	4,984
Water use license letter of credit	(d)	3,103	3,036
Cash pledged as security for letters of credit		616	508
		$59,307	$65,810
Current portion of gold forward sale performance reserve	(e)	(8,000)	-
		$51,307	$65,810

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.7 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (note 17).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.7 million into two money market accounts with Chartis and provided cash security for two new surety instruments issued to these two agencies. In July and October of 2011 the Company posted an additional $7.2 million, and $9.8 million respectively, to the money market account to satisfy increases in the bonding requirements related to increased coverage requirements and also the construction of a second tailings facility and water storage reservoir currently taking place at Jerritt Canyon.

During the year ended December 31, 2012, the Company earned interest in the amount of $0.1 million, from the commutation and money market accounts (2011 - $0.1 million).

(b)

During 2010 and 2011, the Company raised funds by way of a private placement of flow-through shares (“FTS”). Under the conditions of this private placement, the funds must be spent in 2011 and 2012 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at December 31, 2011, a total of $5.0 million is required to fund future exploration, no later than December 31, 2012, under the terms of the FTS subscription agreements issued in 2011. As of December 2012, the Company had incurred all required FTS expenditures on CEE properties in Canada.

(c)

During the second quarter of 2011 the Company placed in a segregated account, under the terms of the April 2011 settlement agreement, funds required to settle a class action claim brought upon the Company (note 25(a)). The remaining segregated funds were disbursed in June, 2012.

(d)	The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project.

(e)

As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds will be made available when defined production targets have been met (note 15). The Company subsequently met the defined production targets and $8 million of the funds held in escrow were received subsequent to year end.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

10.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties			Mobile
	Non-		Land and	Plant and	Construction
	depletable	Depletable	Buildings	Equipment	in Progress	Other	Total

Cost
December 31, 2010	$69,307	$-	$48,667	$60,740	$2,355	$1,220	$182,289
Additions	13,776	8,426	1,682	17,381	39,594	427	81,286
Disposals	(10)	-	-	-	-	-	(10)
Foreign exchange	(1,419)	-	-	(67)	-	(6)	(1,492)
December 31, 2011	81,654	8,426	50,349	78,054	41,949	1,641	262,073

Additions	8,337	13,293	1,805	38,491	(6,887)	164	55,203
Disposals	-	-	-	-	-	-	-
Impairment	(31,763)	-	-	-	-	-	(31,763)
Foreign exchange	1,891	-	60	2	-	-	1,953
December 31, 2012	$60,119	$21,719	$52,214	$116,547	$35,062	$1,805	$287,466
Accumulated
depreciation
December 31, 2010	$-	$-	$8,689	$14,869	$-	$795	$24,353
Depreciation	-	-	1,751	4,745	-	211	6,707
Disposals	-	-	-	-	-	-	-
Foreign exchange	-	-	-	(25)	-	(2)	(27)
December 31, 2011	-	-	10,440	19,589	-	1,004	31,033
Depreciation	-	2,008	1,737	8,786	-	275	12,806
Disposals	-	-	-	-	-	-	-
Foreign exchange	-	-	24	-	-	-	24
December 31, 2012	-	2,008	12,201	28,375	-	1,279	43,863

Carrying Value
December 31, 2010	$69,307	$-	$39,978	$45,871	$2,355	$425	$157,936
December 31, 2011	$81,654	$8,426	$39,909	$58,465	$41,949	$637	$231,040
December 31, 2012	$60,119	$19,711	$40,013	$88,172	$35,062	$526	$243,603

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon	Ketza River	Silver Valley	Other	Total
		(a)(i)/(b)	(a)(ii)/(b)

Net book value
December 31, 2010	$88,091	$67,846	$1,810	$189	$157,936
Additions	73,727	7,448	46	65	81,286
Disposals	-	(10)	-	-	(10)
Depreciation charge	(6,436)	(213)	-	(58)	(6,707)
Impairment	-	-	-	-	-
Foreign exchange	-	(1,423)	(42)	-	(1,465)
December 31, 2011	$155,382	$73,648	$1,814	$196	$231,040

Additions	48,750	6,411	-	42	55,203
Disposals	-	-	-	-	-
Depreciation charge	(12,587)	(168)	-	(52)	(12,807)
Impairment (b)	-	(29,914)	(1,849)	-	(31,763)
Foreign exchange	-	1,865	35	29	1,929
December 31, 2012	$191,545	$51,842	$-	$215	$243,602

(a)	Yukon properties:

	(i)	Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

	(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 120 claims.

(b)

During the year ended December 31, 2012 the Company assessed the carrying values of its mineral properties for indications of impairment at each quarter end. The Company believes that certain indicators such as the recent downturn in the resource industry specifically in relation to exploration and development stage mining projects and the volatility in the global economy, which have negatively affected precious metals prices have contributed to the decrease in the Company’s share price. The Company recorded an impairment charge in the quarter ended December 31, 2012 as described below. The Company concluded that, as at December 31, 2012, there was no further impairment to be recorded.

During the quarter ended December 31, 2012, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. This resulted in an impairment charge of $31.8 million (2011 – $nil).

The expected net present value of the Ketza River projects’ future cash flows were calculated using a weighted average cost of capital of 9.0%, and gold prices of $1,600 per ounce declining to a long term price of $1,400 per ounce.

11.	Related party transactions:

During the year ended December 31, 2012, the Company was charged a total of $0.3 million (2011 - $0.4 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2012 is $nil (as at December 31, 2011 – $nil).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at December 31, 2012 was $7.0 million resulting in a loss of $1.5 million and interest expense of $0.9 million being recognized in the year ended December 31, 2012 (note 12).

In January 2011 the Company entered into a gold forward contract with the same company which was settled in in June 2011. The fair value of the liability was $6.9 million as at June 30, 2011, resulting in a loss of $1.4 million being recognized for the year ended December 31, 2011 (note 12).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2012, a total of $0.4 million was charged to the Company under this agreement (2011 – $0.2 million). The amount owing at December 31, 2012 is $0.1 million (as at December 31, 2011 – $nil).

In March 2012 the Company entered into a lease agreement with a company owned by a director of the Company for the lease of office space. During the year ended December 31, 2012 a total of $0.1 million (2011 - $nil) was charged to the Company under this agreement. The amount owing at December 31, 2012 is $nil (as at December 31, 2011 – $nil).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2012	2011	2010
Short-term benefits	$1,718	$1,605	$902
Share-based payments	1,927	789	2,713
	$3,645	$2,394	$3,615

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

12.	Forward Contracts

On January 12, 2012, the Company entered into a forward gold sales contract with a related party (note 11) for which the Company received advance proceeds of $5.0 million. The agreement specified that 3,665 troy ounces of refined gold was to be sold to the counterparty by June 12, 2012, however at the related party’s’ option the Company may be obliged to settle the contract with a cash payment of $6.0 million. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, and a late-settlement charge of 2.25% per month on the outstanding balance would be imposed. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date. The fair value of this liability was $7.0 million as at December 31, 2012. A derivative loss of $1.4 million was recognized in the year ended December 31, 2012. The Company incurred late-settlement charges during the year ended December 31, 2012 of $0.9 million.

On January 28, 2011, the Company entered into a forward gold sales contract with a related party (note 11) for which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold was to be sold to the counterparty by June 30, 2011. In June of 2011 the contract was settled through (i) a cash payment of $5.4 million generated though the sale of 3,465 ounces of refined gold to a third party; and, (ii) the delivery of 1,000 ounces of refined gold with a fair value of $1.5 million at the time of delivery. For the six months ended June 30, 2011 a net loss on the derivative of $1.5 million was recognized which was comprised of a $1.9 million loss recognized for the increase in fair value of the liability from inception to settlement date, offset by a $0.4 million gain recognized on the gross margin for the 1,000 ounces delivered on settlement.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011 or a late penalty would be assessed as a 2.25% monthly increase in the ounces of gold to be delivered. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of USD $17.3 million rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $21.5 million as at December 31, 2012, resulting in a loss of $1.1 million and financing charges of $5.4 million being recorded for the year ended December 31, 2012.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

13.	Warrants

Due to the Company’s functional currency being the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at December 31, 2012 the following warrants were outstanding:

					In thousands

							Fair Value	Fair Value
		Exercise			Warrants		as at	as at
		price	December	Warrants	exercised/	December	December	December
Expiry date	Note	(C$)	31, 2011	issued	expired	31, 2012	31, 2011	31, 2012
June 20 ,2012		30.00	2,143	-	(2,143)	-	$-
February 7, 2012		1.25	206	-	(206)	-	334
February 28, 2012		1.25	30	-	(30)	-	49
January 12, 2012		2.60	925	-	(925)	-	319
January 12, 2012		3.20	2,390	-	(2,390)	-	148
May 24, 2013	20 (c)(i)	5.50	3,349	-	-	3,349	1,785	12
February 8, 2015	15	4.40	-	4,000	-	4,000	-	1,339
May 23, 2015	20 (c)(iii)	4.00	-	3,908	-	3,908	-	1,700
June 15, 2015¹	16	3.00	-	2,010	-	2,010	-	1,156
July 19, 2015¹	16	3.00	-	1,333	-	1,333	-	782
October 12, 2015¹	16	3.00	-	670	-	670	-	423
December 18, 2016²	20 (c)(ix)	2.35	-	3,600	-	3,600	-	3,300
			9,043	15,521	(5,694)	18,870	2,635	8,712

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 subsequent to the year ended December 31, 2012.

2 Brokers compensation options and brokers unit warrants issued with this public offering are excluded given they are share-based payments.

The fair value of the warrants was $8.7 million as at December 31, 2012 (December 31. 2011 - $2.6 million) of which $nil was short-term in nature and $8.7 million was long-term in nature ($0.9 million was recognized as a short-term liability as at December 31, 2011). During the year ended December 31, 2012, a $17.1 million gain was recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in the fair value of the warrants (December 31, 2011 - $97.2 million gain), and $0.2 million was recognized in share capital as a result of the fair value of warrants exercised during the year (2011 - $57.4 million).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 77%, weighted average expected lives of the warrants of 2.3 years, and weighted average annual risk-free rates of 1.13%.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

14.	Borrowings

In August 2010 the Company issued $25 million in Senior Secured Notes (the "Notes") and 2,500,000 common share purchase warrants (the "Warrants"), raising net proceeds (after transaction costs of $0.2 million) of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$4.00 per share for a period of three for the year following closing.

The Notes had a maturity date of December 31, 2012 and were secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes were to be repaid through monthly cash installments based on a notional amount of approximately 28,411 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges). The Company guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company.

Of the total proceeds of $24.8 million, $5.8 million was allocated on initial recognition to the warrants which are classified as a derivative. The fair value of the 2.5 million warrants was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected term of 3 years, expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in finance and transactions costs totaled $nil for the year ended Dec 31, 2012 (2011 - $5.8 million) (note 6), based on an effective interest rate of 78%.

On August 12, 2011 the Notes were settled. Immediately prior to the settlement the fair value of the derivative liability was determined to be $19.1 million. The Company has included the resulting change in the fair value in the consolidated statement of operations and comprehensive loss (note 7(ii)).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

15.	Deferred revenue

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 9(e)); (ii) the $29.9 million settlement of the outstanding Notes (note 14); and, (iii) $6.6 million in transaction and legal costs. The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

As part of the Second Agreement in addition to the Additional Future Gold Deliveries, the Company also issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 4,000,000 common shares of the Company (each “Share Warrant”) at a price of C$4.40 per share on or before February 8, 2015. The fair value of the Warrant on the date of issuance was determined to be $9.9 million using an option pricing model. Of the Second Prepayment $9.9 million was therefore attributed to the Warrant, and was recorded as a derivative liability which will be subsequently revalued at each reporting date with the movement in fair value recorded in net income (loss) at each reporting date (Note 13). The remaining $10.1 million of the Second prepayment was initially recorded as deferred revenue.

Under the terms of the First and Second Agreements, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces and 27,950 ounces, respectively, to be delivered to Deutsche Bank over a forty-eight and forty-three month term, respectively, commencing September 2011 and March 2012, respectively. For the First Agreement, the scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”). For the Second Agreement, the scheduled future gold deliveries are 650 ounces delivered per month from March 2012 to September 2015 inclusive (the “Additional Future Gold Deliveries”).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries. For the First Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. For the Second Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,750 per ounce. For the First Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”). For the Second Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to either (a) pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”); or (b) issue to Deutsche bank common shares of the Company with equivalent market value of the Shortfall.

For the First Agreement, interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and would be due on demand. For the Second Agreement, interest will be charged on the Shortfall at 9% per annum and would be due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

For the First Agreement, the Company incurred $7.6 million of fees to parties involved in the Agreement, of which $1.6 million was expensed as transaction costs and the balance of $6.0 million paid to Deutsche Bank deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. For the Second Agreement, the Company incurred $1.1 million of fees to parties involved in the Agreement, of which $0.1 million was expensed as transaction costs and the balance of $1.0 million paid to Deutsche Bank was deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. As such the deferred fees are being amortized based on the ounces to be delivered under the terms of the First and Second Agreements. The current portion of deferred fee is included in Accounts receivable and other.

Pursuant to the First Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650 ounces of gold to Deutsche Bank on April 30, 2012. Under the Agreements the Company was entitled to and did request a fourteen day extension to that delivery requirement and the Company delivered 2,650 ounces of gold on May 17, 2012.

As of December 31, 2012, the Company has made the following deliveries and has obligations for future deliveries of:

	December 31, 2012		December 31, 2011
	Au oz's	Au oz's	Au oz's	Au oz's
	Delivered	Future Delivery	Delivered	Future Delivery
First Agreement	35,320	138,560	4,000	169,880
Second Agreement	6,500	21,450	-	-
Total	41,820	160,010	4,000	169,880

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

As of December 31, 2012, the Company has recognized the following deferred revenue:

	December 31, 2012		December 31, 2011
	Current	Long Term	Current	Long Term
	Deferred Revenue	Deferred Revenue	Deferred Revenue	Deferred Revenue
First Agreement	$35,859	$59,765	$21,615	$95,625
Second Agreement	2,812	4,921	-	-
Total	$38,671	$64,686	$21,615	$95,625

As of December 31, 2012, the Company has recognized the following deferred transaction costs:

	December 31, 2012		December 31, 2011
	Current Deferred	Long Term Deferred	Current Deferred	Long Term Deferred
	Transaction Costs	Transaction Costs	Transaction Costs	Transaction Costs
First Agreement	$1,793	$2,988	$1,081	$4,781
Second Agreement	279	489	-	-
Total	$2,072	$3,477	$1,081	$4,781

16.	Convertible debentures:

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), and October 11, 2012 (the “October Debenture”) for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date.

On October 24, 2012 the holders of the June Debentures elected to convert C$1 million of the face value into 380,373 shares. The carrying value of the debt component settled was $0.4 million and the fair value of the shares issued was $1.1 million (Note 20(c)(viii)) which resulted in a loss on conversion of $0.7 million.

As a result of the Conversion Option feature the Debentures are recorded as compound financial liabilities. For accounting purposes the Conversion Option is an embedded derivative liability which is initially bifurcated from the Debentures, measured separately at fair value, and subsequently re-measured at fair value through interest and other income (expense) (Note 7) at each reporting date. The debt component of the Debentures is measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

On February 13, 2013 the holders of the June, July, and October Debentures exercised their option to amend the exercise price of the June, July and October Warrants from $3.00 to $1.95.

The table below provides a summary of the allocation on the initial recognition of the Debentures:

Initial value		Components
	Debt	Embedded	Equity	Warrant Liability	Total
		Derivative	Note 20 (v)/(vi)	Note 13
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
	3,362	364	1,250	7,024	12,000
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
	$3,319	$357	$1,234	$6,946	$11,856

The Debentures had a total of $0.8 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.2 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transactions costs in the year ended December 31, 2012 (note 6).

As at December 31, 2012 the carrying value of the embedded derivative and debt component of the Debentures was as follows:

Carrying value	Embedded Derivative		Debt
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
June 15, 2012	332	-	2,041	-
July 20, 2012	91	-	1,094	-
October 11, 2012	44	-	634	-
	467	-	3,769	-

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

17.	Decommissioning and rehabilitation provisions:

	December 31,	December 31,
	2012	2011
Balance, beginning of year	$47,548	$41,071
Accretion expense	1,225	1,704
Foreign exchange	77	(77)
Reclamation spending	(63)	(64)
Revisions in estimates of liabilities and additional obligations	5,842	4,914
	$54,629	$47,548

As at December 31, 2012 and December 31, 2011 all of the asset retirement obligations were long-term in nature.

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $51.0 million (2011 - $44.1 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity in the Yukon is currently estimated at $3.6 million (2011 - $3.5 million) reflecting payments for approximately the next 12 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $68.9 million (2011 - $60.7 million). Inflation rate assumptions of 1.7% and discount rates of 2.2% – 3.6% have been used to determine the fair value of the obligation. The 2012 revision in estimates of liabilities and additional obligations is primarily due to a recognition of additional future reclamation obligations. An accretion expense component of $1.2 million has been charged to finance and transaction costs for the year ended December 31, 2012 (2011 - $1.7 million).

18.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $7.1 million at December 31, 2012, and nil at December 31, 2011 (note 10).

	December 31,	December 31,
Maturity analysis of finance leases:	2012	2011
Current¹	$1,942	$26
Non-current	3,358	-
	$5,300	$26

1 Current portion of finance lease obligations is included in accounts payable and accrued liabilities.

	December 31,	December 31,
Reconciliation of minimum lease payments	2012	2011
Less than a year	$2,406	$27
2 years	2,229	-
3 years	1,322	-
	5,957	27
Present value of minimum lease payments	$5,300	$26

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

19.	Income taxes

	2012	2011	2010
Current tax expense (recovery)	$469	$-	$-
Adjustments in respect of prior years	(493)	(676)	(1,555)
Total current tax expense (recovery)	(24)	(676)	(1,555)
Deferred tax expense (recovery)	(7,890)	484	(75)
Total deferred tax expense (recovery)	(7,890)	484	(75)
Income tax expense (recovery)	$(7,914)	$(192)	$(1,630)

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25%. Income tax expense reported differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to Veris Gold Corp., to the income (loss) before the tax provision due to the following:

	2012	2011	2010
Income (loss) before income taxes	$(27,929)	$26,190	$(192,018)
Canadian federal and provincial income taxe rates	25.0%	26.5%	28.5%
Income tax expense based on Canadian federal and provincial income tax rates	(6,982)	6,940	(54,725)
Nevada Net Proceeds Tax	469	-	-
	(6,513)	6,940	(54,725)
Increase (decrease) attributable to:
Non-deductible (taxable) expenditures	(4,000)	(21,951)	16,212
Non-deductible share based payments	550	478	1,172
Changes in unrecognized deferred tax assets	3,986	16,706	26,364
Effects of different statutory tax rates on earnings of subsidiaries	(1,747)	(3,957)	(1,870)
Effect of foreign currency exchange rate change	(364)	566	(1,453)
Effect of flow through share renunciation	1,101	-	-
Other	(927)	1,026	12,670
	$(7,914)	$(192)	$(1,630)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2012	2011
Deferred tax assets:
Decommisioning and rehabilitation provision	$1,465	$943
Non-capital and net operating loss carry forwards	17,200	8,139
Excess tax value of property plant and equipment over book value	658	344
Other	87	-
	19,410	9,426

Deferred tax liabilities:
Excess book value of property plant and equipment over tax value	(6,855)	-
Mineral properties	(21,847)	(25,100)
Flow-through share premium	(344)	(918)
Other	(11)	(945)
	(29,057)	(26,963)
	$(9,647)	$(17,537)

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The following is the amount of deferred tax assets (liabilities) presented in the consolidated statements of financial position:

	December 31,	December 31,
	2012	2011
Net deferred tax liabilty	$(9,647)	$(17,537)

In 2011, the Company included as part of the deferred tax liabilities, a premium on flow-through shares equal to $0.9 million which has been reduced to $0.3 million in 2012.

During 2012, the Company renounced C$5.6 million (2011 - C$6.1 million) of Canadian Exploration Expenditures to flow-through shareholders. The result of this renunciation was that the "Cumulative Canadian Exploration Expenditures" pool of the Company was reduced and a $1.7 million (2011 - $1.8 million) deferred tax liability was recorded on the date of filing the renunciation and a deferred tax expense recognized. In addition, in 2012 the company released $0.6 million (2011 - $0.8 million) of the flow-though share premium discussed above that offset the deferred tax liability and related expense recorded on renunciation.

Unrecognized deductible temporary differences, unused tax and unused tax credits losses are attributable to the following:

	2012	2011
Decommisioning and rehabilitation provision	$90,636	$43,341
Non-capital and net operating loss carry forwards (i)	167,213	178,621
Share issuance costs	2,132	1,573
Unrealized foreign exchange losses	8,608	3,364
Mineral property and property plant and equipment book less tax basis	6,258	13,561
Mark to market adjustment	16,480	-
Other temporary differences	30,711	26,138
	$322,038	$266,598

(i) The unrecognized tax losses will expire between 2014 and 2032.

The Company has income tax loss carry-forwards of approximately $218 million (2011 - $201.6 million) for both Canadian and U.S. tax purposes. Under U.S. tax law, the Company experienced a number of changes of control largely due to raising capital through various private placements. The U.S. tax implication to the Company is a limitation of the ability to utilize its U.S. net operating loss carry-forwards in future taxation years. The Company's annual limitations are currently as follows:

Annual Limitation
Pre-2008 Losses	$0.3 million
Pre-2011 but Post-2008 Losses	$5.9 million (the "2010 Limitation")

However, the 2010 Limitation may be increased to $32 million in the first five year period starting from the 2010 change of control date. In addition, the Company may have experienced another change of control in 2012 which may further restrict the Company's ability to utilize its U.S. tax loss carry-forwards.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The loss carry-forwards if unused expire as follows for both the Canadian and U.S. tax jurisdictions:

	Canadian Tax	U.S. Tax
	Jurisdictions	Jurisdictions	TOTAL
2014-2020	$1,694	$2,560	$4,254
2021	-	278	278
2022	-	165	165
2023	-	1,217	1,217
2024	-	2,213	2,213
2025	-	3,361	3,361
2026	1,663	2,353	4,016
2027	3,197	-	3,197
2028	2,806	45,365	48,171
2029	1,388	38,620	40,008
2030	1,527	32,245	33,772
2031	378	67,851	68,229
2032	1,664	7,097	8,761
	$14,317	$203,325	$217,642

20.	Share capital and share based payments:

	(a)	Authorized share capital consists of an unlimited number of common shares

(b)

On October 9, 2012, the Company completed its ten for one consolidation (the “Consolidation”) of the Company's common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

	(c)	Common shares issued and outstanding:

(i)

On May 24, 2011, the Company closed a private placement for gross proceeds of $14.7 million, from the issuance of an aggregate of 3,348,837 units at price of C$4.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$5.50 per share within twenty-four months of closing of the private placement. Of the $14.7 million proceeds $8.1 million was attributed to common shares, and $6.6 million was attributed to the warrants. There was no finder's or commission fee payable on the private placement.

(ii)

On March 2, 2011, the Company closed a private placement for gross proceeds of $7.2 million, from the issuance of an aggregate of 833,488 flow-through shares (the "FT Shares") at C$8.50 per FT Share. There was no finder's or commission fee payable on the private placement.

(iii)

On May 23, 2012, the Company closed a private placement for gross proceeds of $8.7 million, from the issuance of an aggregate of 3,908,174 units at price of C$2.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$4.00 per share within twenty-four months of closing of the private placement. Of the $8.7 million proceeds $3.5 million was attributed to common shares, and $5.2 million was attributed to the warrants. There was no finder's fee or commission payable on the private placement.

(iv)

May 28, 2012, the Company closed a private placement to settle $6.7 million in current accounts payable by the issuance of an aggregate of 2,284,740 commons shares at a deemed price of C$3.00 per share. There was no finder's fee or commission payable on the private placement.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(v)

On June 15, 2012, the Company issued 201,011 Structuring shares concurrently with the issuance of convertible debentures (note 16). $0.6 million of the gross proceeds were attributed to the structuring shares which were recorded in equity net of transaction costs of $41 thousand.

(vi)

On July 19, 2012, the Company issued 133,332 Structuring shares concurrently with the issuance of convertible debentures (note 16). $0.4 million of the gross proceeds were attributed to the structuring shares which were recorded in equity net of transaction costs of $32 thousand.

(vii)

On October 12, 2012, the Company issued 66,956 Structuring shares concurrently with the issuance of convertible debentures (note 16). $0.2 million of the gross proceeds were attributed to the structuring shares which were recorded in equity net of transaction costs of $15 thousand.

(viii)

On November 13, 2012, the Company issued 380,373 Structuring shares upon conversion of convertible debentures (note 16). The fair value of the structuring shares issued upon conversion was $1.1 million.

(ix)

December 18, 2012, the Company closed a public offering of 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of $15.3 million. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016. Of the gross proceeds $13.4 million was attributed to common shares and recorded in equity, and $1.9 million was attributed to the warrants and recorded in warrant liability (Note 13).

The Company paid agents fees equivalent to 6% ($0.9 million) of the public offering. The agents fees were satisfied with 1. $0.3 million in cash, and 2. 304,085 units under the same terms as the public offering. The unit shares had a value of $0.6 million, which was recorded in equity, and the unit warrants had a fair value of $0.1 million, which was recorded in financing fees (Note 6).

The Company also issued agents 432,000 broker compensation options with a fair value of $0.2 million which was recorded in equity. Each broker compensation option consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$2.10 per share until December 18, 2014.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Under the fair value method, the total fair value of the stock based compensation recognized during the year ended December 31, 2012 was $2.8 million (2011 - $3.2 million). Of this $0.6 million is included in cost of sales (2011 - $1.4), and $2.2 million is included in general and administrative expense for the year ended December 31, 2012 (2011 – $1.8 million). The fair value of stock options granted during the year ended December 31, 2012 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Weighted average fair value at grant date ($)	$2.43	$3.88
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.3%	1.9%
Expected life (years)	5.0	5.0
Expected volatility (%)	124.9%	125.4%
Forfeiture rate (%)	0%	0%

Continuity of stock options outstanding is as follows:

		Weighted average
	Options	exercise price
	outstanding (000's)	(C$/option)
At December 31, 2010	5,344	3.66
Granted	792	4.64
Exercised	(19)	1.92
Expired	(58)	9.17
Forfeited	(38)	1.50
At December 31, 2011	6,021	3.76
Granted	818	2.76
Exercised	(23)	1.50
Expired	(546)	11.38
Forfeited	(24)	3.92
At December 31, 2012	6,246	2.97

Continuity of brokers compensation options outstanding is as follows:

Weighted average
	Brokers options	exercise price
	outstanding (000's)	(C$/option)
At December 31, 2010	-	-
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
At December 31, 2011	-	-
Granted	432	2.10
Exercised	-	-
Expired	-	-
Forfeited	-	-
At December 31, 2012	432	2.10

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The following information pertains to the options outstanding at December 31, 2012:

	Options Outstanding				Vested
			Weighted			Weighted
		Weighted	average		Weighted	average
	Options	average	remaining	Options	average	remaining
	outstanding	exercise price	contractual	outstanding	exercise price	contractual
Exercise Price (C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
1.50-3.10	2,806	2.08	2.51	2,681	2.05	2.46
3.11-8.20	3,420	3.62	2.55	3,400	3.62	2.55
8.21-16.00	20	16.00	0.24	20	16.00	0.24
	6,246	2.97	2.53	6,101	2.97	2.50

	Brokers Options Outstanding				Vested
2.10	432	2.10	1.96	432	2.10	1.96
	432	2.10	1.96	432	2.10	1.96

21.	Net change in non-cash operating working capital:

	2012	2011	2010
Accounts receivable and prepaid expenses	$(640)	$(2,988)	$(777)
Inventories	(6,570)	6,697	(10,862)
Accounts payable and accrued liabilities	(6,810)	(16,724)	10,124
	$(14,020)	$(13,015)	$(1,515)

22.	Segmented information

The Company’s operations are primarily related to the acquisition, exploration and production of gold in North America. As of December 31, 2012, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the year ended December 31, 2012 and December 31, 2011, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

	December 31,	December 31,
	2012	2011

Assets
Canada	$64,048	$86,275
USA	284,411	241,371
Consolidated	$348,459	$327,646

Liabilities
Canada	$50,224	$33,522
USA	199,574	206,974
Consolidated	$249,798	$240,496

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

			2012
		Cost of sales	Depreciation		Capital
	Sales	(excluding depletion)	and Depletion	Net income (loss)	Expenditures
Canada	-	-	52	(12,203)	4,190
USA	160,561	134,350	11,981	(7,812)	24,152
Consolidated	160,561	134,350	12,033	(20,015)	28,342

			2011
		Cost of sales	Depreciation		Capital
	Sales	(excluding depletion)	and Depletion	Net income (loss)	Expenditures
Canada	-	-	58	59,640	7,559
USA	105,116	130,975	6,618	(33,258)	73,727
Consolidated	105,116	130,975	6,676	26,382	81,286

23.	Management of Capital

The Company manages its common shares, stock options, warrants and debt, net of cash and cash equivalents as capital. At December 31, 2012 the Company held the following as capital:

	2012	2011
Equity	$98,661	$87,150
Debt	3,769	-
	102,430	87,150
Less cash and cash equivalents	9,295	2,261
	$93,135	$84,889

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will attempt to ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and maintain necessary personnel, supplies and equipment at its Jerritt Canyon operations.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. During 2012, the Company obtained additional cash by: (i) receiving $20 million through a forward gold sale agreement (Note 15); (ii) receiving $5 million through a derivative forward gold sales agreement (Note 12); (iii) receiving $11.9 million through the issuance of convertible debentures (Note 16); (iv) raising $8.7 million with the private placement of units consisting of common shares and share purchase warrants (Note 20(c)(iii)); (v) and, by raising $15.3 million by closing a public offering of units consisting of common shares and share purchase warrants (Note 20(c)(ix)).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

24.	Financial Instruments:

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a)    Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL):

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities.

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		December 31,	December 31,
	Notes	2012	2011
Current derivative assets
Forward metal sale options	(i)	$-	$3
Current derivative liabilities
Derivative embedded in borrowings	16	467	-
Derivative forward contracts	12	7,006	15,003
Warrants	13	12	850
		7,485	15,853
Non-current derivative liabilities
Derivative forward contracts	12	21,480	-
Warrants	13	8,700	1,785
		$30,180	$1,785

(i)

During the fourth quarter of 2011 the Company began employing forward metal sale options (“Puts”) to manage exposure to fluctuations in metal prices. The Puts are presented on the consolidated statement of financial position as a component of Accounts receivable and other. These derivative assets are recorded at fair value with changes in fair value being recognized in net income (loss). During 2011 a total expense of $82 thousand was recorded relating to these Puts; $12 thousand of which is an unrecognized loss on a single Put outstanding at December 31, 2011 with a fair-value of $3 thousand. There were no puts outstanding as at December 31, 2012.

b)    Other categories of financial instruments:

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

c)     Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

An assessment of the company’s financial instruments carried at fair value is set out below:

	December 31, 2012		December 31, 2011
December 31, 2012	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$9,295	$-	$2,261	$-
Restricted funds	59,307	-	65,810	-
Derivative asset	-	-	-	3
	68,602	-	68,071	3
Financial Liabilities
Current and non-current warrants	-	8,712	-	2,635
Derivative forward contracts	-	28,486	-	15,003
	$-	$37,198	$-	$17,638

(i)	The fair value measurement methodologies used for the level 2 inputs were as follows:

	a.	The derivative asset Puts are measured indirectly using observable market prices on the reporting date for Puts with similar terms as those owned by the Company.

b.

The fair value of the derivative liability forward contracts (note 13) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability.

The fair value of derivative liability warrants (note 14) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 78%, weighted average expected lives of the warrants of 2.31 years, and weighted average annual risk-free rates of 1.13%.

d) Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk:

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices will affect the fair values or future cash flows of the Company.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(i)	Currency risk:

Results are reported in US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	December 31,	December 31,
	2012	2011
Cash and cash equivalents	$6,674	$259
Accounts receivable	735	1,791
Restricted funds	3,700	3,607
Accounts payable and accrued liabilities	$6,160	$11,785

Based on the above net exposures as at December 31, 2012, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $0.5 million increase or decrease, respectively, in operating results and shareholders’ equity.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

(iii)	Commodity price risk:

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price.

We are also exposed to fluctuations in the market prices of gold through our derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA. As at December 31, 2011 $nil of cash and cash equivalents were held as short-term deposits.

(ii)	Restricted funds

The Company has funds of $45.6 million included in restricted funds (note 9 (a)) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Also included in restricted funds is $10.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A+ (note 9(e)). These funds relate to the forward gold purchase agreement (note 16), and will be made available to the Company when defined production targets are achieved.

Funds raised through the issuance of FTS, of which $5.0 million were restricted for future exploration in Canada (Note 9(b)), were on deposit with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-. As at December 31, 2012 $nil of this restricted funds were held as short-term deposits.

The Company also had $nil (2011 - $1.8 million) of restricted funds held on deposit with a U.S. Bank, these funds were restricted for the settlement of a class action suit (notes 9(c), and 25(a)). As at December 31, 2012 $nil (2011 - $nil) of this restricted funds were held as short-term deposits.

The remaining $3.7 million in restricted funds at December 31, 2012, which relate to a water use license letter of credit and cash pledged as security for letters of credit (note 9), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

Liquidity risk:

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

At December 31, 2012 the cash balance of the Company was $9.3 million.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The following are the contractual maturities of the undiscounted cash flows of financial and non-financial liabilities at December 31, 2012:

	Less than 3	4 to 12	1 to 2 years	Greater than	Total
	months	months		2 years
Accounts payable and accrued	$37,373	$-	$-	$-	$37,373
liabilities
Finance lease obligations	674	1,732	2,229	1,322	5,957
Operating lease obligations	56	169	215	143	583
Decommissioning and	-	408	1,309	63,253	64,970
rehabilitation provisions
	$38,103	$2,309	$3,753	$64,718	108,883

25.	Commitments and contingencies

a)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008 (the “Plaintiffs’”). The action is for an alleged violation of the Federal Worker Adjustment and Retraining Notification (“WARN”) Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed. When the mine closed, the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. In April 2011, the two parties agreed to a settlement and funds were subsequently placed into a segregated account to satisfy all outstanding legal obligations caused by the August 2008 shutdown (note 9(c)). On August 8, 2011, the Plaintiffs’ motion for a preliminary approval of the settlement was granted, and the final fairness hearing approving the settlement occurred on December 12, 2011. The Company subsequently paid the obligations pertaining to the WARN portion of the settlement to the third party administrator ($2.0 million) to be distributed to former employees, with the remaining obligation paid during the first, second, and fourth quarter of the year ended December 31, 2012.

b)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations. Discussions proceeded toward a possible settlement in the second and third quarter of 2012. Discussions are anticipated to continue in the fourth quarter of 2012. The EPA is continuing to monitor the Company’s ongoing compliance program and discussions on settling these matters without admitting liability are actively underway while the EPA action has been tolled by mutual consent. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

	c)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2013	$225
2014	215
2015	143
$583